Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

April 21, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Daniel Morris
Lilyanna Peyser

Re:	Agrico Acquisition Corp. Draft Registration Statement on Form S-1 Filed February 18, 2021 CIK No. 0001842219

Dear Mr. Morris:

On behalf of Agrico Acquisition Corp. (the “Company”), we are hereby responding to the letter dated March 18, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, confidentially submitted on February 18, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing the Registration Statement with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1

Expression of Interest, page 14

1.	We note your disclosure that your anchor investor has indicated an interest to purchase 9.99% of the units in the offering. We also note that this entity plans to purchase an interest in your sponsor. Please revise your disclosure to identify the anchor investor and disclose the timing and circumstances under which the investor became aware of the offering and expressed to you its intention to participate. Also, please clarify the percentage that will be held by insiders if the anchor investor makes this purchase. Considering 9.99% of 20 million units would represent 1,998,000 units to be sold in the offering, please revise your disclosures elsewhere in the prospectus as appropriate.

RESPONSE: Although the anchor investor expressed an interest in our offering, we have decided at this time not to proceed with such investor. If we determine to proceed with an anchor investor we will file a pre-effective amendment disclosing the information requested.

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Agrico Acquisition Corp. April 21, 2021 Page 2

2.	Please disclose whether there is a ceiling on the amount that may be purchased by the anchor investor and quantify any ceiling. Alternatively, if there is a chance that the anchor investor will not participate, despite the fact that you have instructed your underwriter to sell shares to the anchor investor, please revise to clarify when you will know if (and in what amounts) the anchor investor will participate. In addition, we note conflicting disclosure in the final paragraph on page 14 and in the second-to-last risk factor on page 37 about whether you will need the votes of additional public shares if the anchor investor purchases the number of shares indicated and votes them in favor of the business combination. Please revise to reconcile. Lastly, file the agreements between the sponsor and the anchor investor as an exhibits to the registration statement, or explain why you do not believe you are required to do so.

RESPONSE: As noted in response to Comment 1 above, we have decided to proceed at this time without an anchor investor.

Financial Statements, page F-1

3.	We note that you were incorporated on July 31, 2020 and adopted a December 31 fiscal year. Please provide audited financial statements for the fiscal year ended December 31, 2020 and tell us how you determined that it would be appropriate to include audited financial statements for the period as of and for the 25 days ended January 25, 2021. Refer to Rule 8-02 of Regulation S-X.

RESPONSE: While the Company was incorporated on July 31, 2020, there were delays in the start-up of operations such that it was not until January 25, 2021 that documents were prepared and executed to issue the initial capital shares to the founders. For this reason, we prepared the financial statements as of January 25, 2021 and for the 25-day period from the previous fiscal year-end. We have now included the audited Financial Statements as of December 31, 2020 and for the period from July 31, 2020 (inception) to December 31, 2020 in the registration statement.

Please feel free to call me at 212-407-4122 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Tahra T. Wright

Tahra Wright